

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2026

Thurman J. Rodgers
Chief Executive Officer
SunPower Inc.
1403 N. Research Way
Orem, UT 84097

>    **Re:  SunPower Inc.**
>    **Registration Statement on Form S-1**
>    **Filed May 26, 2026**
>    **File No. 333-296206**

Dear Thurman J. Rodgers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Michael Penney, Esq.